UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Arctos NorthStar Acquisition Corp.

(Name of Issuer)

Class A ordinary shares, par value $ 0.0001 per share

(Title of Class of Securities)

G0477L100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Arctos NorthStar Acquisition Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,731,250(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,731,250(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,731,250(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 41.8%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Represents 22,731,250 Class A ordinary shares acquirable in respect of (i) 7,806,250 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination or at the option of the holder, (ii) 5,550,000 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination, and (iii) 7,500,000 Forward Purchase Units to be acquired by the Reporting Person at the time of the Issuer’s initial business combination (“Forward Purchase Units”), which units represent 7,500,000 Class A ordinary shares and 1,875,000 warrants to acquire Class A ordinary shares.

(2)

Calculated based on (i) 31,625,000 Class A ordinary shares outstanding as of November 15, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 22,731,250 Class A ordinary shares issuable in connection with the 7,806,250 Class B Shares, 5,550,000 Private Placement Warrants and 7,500,000 Forward Purchase Units.

1.	Names of Reporting Persons David O’Connor
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,731,250(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,731,250(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,731,250(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 41.8%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Represents 22,731,250 Class A ordinary shares acquirable in respect of (i) 7,806,250 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination or at the option of the holder, (ii) 5,550,000 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination, and (iii) 7,500,000 Forward Purchase Units to be acquired by the Reporting Person at the time of the Issuer’s initial business combination (“Forward Purchase Units”), which units represent 7,500,000 Class A ordinary shares and 1,875,000 warrants to acquire Class A ordinary shares.

(2)

Calculated based on (i) 31,625,000 Class A ordinary shares outstanding as of November 15, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021, and (ii) 22,731,250 Class A ordinary shares issuable in connection with the 7,806,250 Class B Shares, 5,550,000 Private Placement Warrants and 7,500,000 Forward Purchase Units.

1.	Names of Reporting Persons Ian Charles
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,731,250(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,731,250(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,731,250(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 41.8%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Represents 22,731,250 Class A ordinary shares acquirable in respect of (i) 7,806,250 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination or at the option of the holder, (ii) 5,550,000 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination, and (iii) 7,500,000 Forward Purchase Units to be acquired by the Reporting Person at the time of the Issuer’s initial business combination (“Forward Purchase Units”), which units represent 7,500,000 Class A ordinary shares and 1,875,000 warrants to acquire Class A ordinary shares.

(2)

Calculated based on (i) 31,625,000 Class A ordinary shares outstanding as of November 15, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021, and (ii) 22,731,250 Class A ordinary shares issuable in connection with the 7,806,250 Class B Shares, 5,550,000 Private Placement Warrants and 7,500,000 Forward Purchase Units.

Item 1(a).	Name of Issuer

Arctos NorthStar Acquisition Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2021 McKinney Avenue, Suite 200

Dallas, TX 75201

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Arctos NorthStar Acquisition Holdings, LLC

(ii)	David O’Connor

(iii)	Ian Charles

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

2021	McKinney Avenue, Suite 200

Dallas,	TX 75201

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class	A ordinary shares, par value $ 0.0001 per share.

Item 2(e).	CUSIP Number

G0477L100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The securities reported herein are held directly by the Arctos NorthStar Acquisition Holdings, LLC (“Sponsor”). David O’Connor and Ian Charles have voting and investment discretion with respect to securities held by the Sponsor and therefore may be deemed to have shared beneficial ownership of the reported securities. This Statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 11, 2022

Arctos NorthStar Acquisition Holdings, LLC

/s/ John Vedro
Name: John Vedro
Title: Chief Financial Officer

/s/ John Vedro as Attorney-in-Fact for David O’Connor
Name: David O’Connor
Title: John Vedro as Attorney-in-Fact

/s/ John Vedro as Attorney-in-Fact for Ian Charles
Name: Ian Charles
Title: John Vedro as Attorney-in-Fact

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 11, 2022

Exhibit B	Power of Attorney of David O’Connor

Exhibit C	Power of Attorney of Ian Charles